================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                SCHEDULE 14D-9/A

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

                       HOST MARRIOTT SERVICES CORPORATION
                           (NAME OF SUBJECT COMPANY)

                       HOST MARRIOTT SERVICES CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                            ------------------------

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  440914-10-9
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                 JOE P. MARTIN
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                       HOST MARRIOTT SERVICES CORPORATION
                              6600 ROCKLEDGE DRIVE
                            BETHESDA, MARYLAND 20817
                                 (301) 380-7000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                 RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF
                        THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                   Copies to:

         BRUCE E. ROSENBLUM, ESQ.                     SCOTT C. HERLIHY, ESQ.
             LATHAM & WATKINS                            LATHAM & WATKINS
1001 PENNSYLVANIA AVENUE, N.W., SUITE 1300  1001 PENNSYLVANIA AVENUE, N.W., SUITE 1300
       WASHINGTON, D.C. 20004-2505                 WASHINGTON, D.C. 20004-2505
              (202) 637-2200                              (202) 637-2200

================================================================================

         This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on July 30, 1999 (as subsequently amended, the "Schedule 14D-9") by Host Marriott Services Corporation, a Delaware corporation (the "Company"), relating to the cash tender offer by Autogrill Acquisition Co., a Delaware corporation and a wholly-owned subsidiary of Autogrill Overseas S.A., a Luxembourg Company and a wholly-owned subsidiary of Autogrill S.p.A., an Italian company (together, "Autogrill"), to purchase all outstanding shares of common stock of the Company, no par value (together with associated preferred stock purchase rights, the "Shares"), at a price of $15.75 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which together constitute the "Offer"). The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1, dated July 30, 1999 (as subsequently amended, the "Schedule 14D-1"), as filed by the Purchaser with the Commission. Unless otherwise indicated, capitalized terms used but not defined shall have the meanings ascribed to them in the
Schedule 14D-9.

Item 8.  Additional Information to be Furnished.

         The Offer expired at 12:00 Midnight, New York City time, on Thursday, August 26, 1999. On August 27, 1999, Autogrill accepted for payment all Shares validly tendered and not withdrawn in the Offer. At the completion of the Offer, a total of 30,484,407 Shares - not including 1,090,741 Shares subject to guarantees of delivery - were tendered in the offer and accepted for payment by Autogrill Acquisition Co., representing 90.7% of the total Shares outstanding. A copy of a press release issued by HMS on August 27, 1999 with respect to the expiration of the Offer and the intention of Autogrill to consumate the merger of Autogrill Acquisition Co. with and into the Company is filed as Exhibit 12 hereto and is incorporated by reference herein.

Item 9.  Material to be Filed as Exhibits.

Exhibit 12 -   Press Release issued by the Company on August 27, 1999.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 1999                  HOST MARRIOTT SERVICES CORPORATION

                                        By: /s/  JOE P. MARTIN
                                                 --------------------------
                                            Name:    Joe P. Martin
                                            Title:   Senior Vice President,
                                                     General Counsel and
                                                     Secretary